Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Convenes Virtual KOL Meeting to Discuss the State of Chronic Cough Treatment and the BLU-5937 Program

LAVAL, Quebec, May 13, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) ("BELLUS Health" or the "Company"), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that it will convene a virtual Key Opinion Leader (“KOL”) meeting to discuss the chronic cough landscape on Wednesday, May 27, 2020 at 9:00 a.m. EDT.

The event will feature a presentation by KOL Dr. Jacky Smith, MB, ChB, FRCP, PhD, Professor of Respiratory Medicine at the University of Manchester, UK and an Honorary Consultant at Manchester University NHS Foundation Trust. Dr. Smith will discuss the unmet need in chronic cough, review current therapies in development, including P2X3 antagonists, as well as provide an overview of the Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough.

BELLUS Health will also provide key clinical updates on BLU-5937, its P2X3 antagonist for the treatment of chronic cough, including a review of the potential clinical development plan and commercial considerations, in preparation for the Company’s topline RELIEF trial data readout expected in June or July of this year (2020).

Dr. Smith runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough, and a regional clinical service seeing patients with refractory chronic cough. Her main research interests lie in developing new endpoints in cough monitoring, understanding the mechanisms underlying cough in respiratory diseases and the testing of novel anti-tussive therapies. She is the Principal Investigator of BELLUS Health’s Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough.

Meeting Details:

Event: BELLUS Health Virtual Chronic Cough KOL Meeting
Date: Wednesday, May 27, 2020
Time: 9:00 a.m. EDT

The live webcast of the event may be accessed through the Events and Presentations page of BELLUS Health’s website, under the Investors & News section. The archived webcast and presentation will be available on the Company’s website after the event.

About BLU-5937

BLU-5937, a highly selective P2X3 antagonist - ( >1500 fold) for human P2X3 receptors, which are implicated in chronic cough, versus P2X2/3 receptors, which play a major role in taste - has the potential to be an important treatment option for chronic cough, chronic pruritus and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical trials with different P2X3 antagonists. With a low-selectivity P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. The Company believes that its highly selective P2X3 antagonist can also reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors. This hypothesis has been validated in a recent clinical trial with a selective antagonist of P2X3; however, the Company believes BLU-5937 is the most selective of the P2X3 antagonists currently being studied.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling the Company to build a pipeline of therapies using its P2X3 platform. BELLUS Health is exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and has a significant impact on quality-of-life. It is a hallmark of many conditions, including atopic dermatitis (“AD”). It is estimated that chronic pruritus associated with AD affects more than 16.9 million adults in the United States.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Forward-Looking Statements

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the timing of initiation and completion of and results from the BLU-5937 Phase 2 RELIEF trial and its chronic pruritus program, the potential  tolerability profile and other characteristics  of  BLU-5937  as  compared  to  other  competitor  candidates  and  the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of the Company to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on the Company’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health's product candidate's development process and its market size and commercial value are dependent upon a number of factors. Moreover, its growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F,  for further risk factors that might affect BELLUS Health and its business.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
450-680-4474
danny@bellushealth.com

Source: BELLUS Health Inc.